RR 3/7/03

03014335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle Street
(No. and Street)

Portsmouth (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Mallon (603) 433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, PA
(Name – *if individual, state last, first, middle name*)

One New Hampshire Ave, #305 (Address) Portsmouth (City) NH (State) 03801 (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 03 2003
WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward J. Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc., as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Edward J. Mallon
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURE PLANNING INC.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

SECURE PLANNING, INC.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street, Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA/PFS, CVA
Alice W. Ferran, MBA, CPA/PFS
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

Independent Auditors' Report

January 16, 2003

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of **SECURE PLANNING, INC.** (an S Corporation) as of December 31, 2002 and 2001, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the **Company's** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SECURE PLANNING, INC.** at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2002	2001
ASSETS		
Cash and cash equivalents	$ 108,400	$ 109,132
Commissions receivable	324,913	397,080
Prepaid expenses	688	3,142
Deposit with clearing organization	10,000	10,000
Property and equipment, net	69,067	68,421
Exchange memberships	3,300	3,300
Total Assets	$ 516,368	$ 591,075
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 15,899	$ 7,388
Commissions payable	203,515	245,816
Accrued liabilities	10,919	36,776
Total Liabilities	230,333	289,980
Stockholder's Equity		
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding	42,000	42,000
Retained earnings	244,035	259,095
Total Stockholder's Equity	286,035	301,095
Total Liabilities and Stockholder's Equity	$ 516,368	$ 591,075

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2002	2001
Revenues:		
Commissions - investment products	$ 1,820,358	$ 1,693,573
Commissions - insurance products	88,352	126,559
Interest and dividends	3,343	4,581
Seminars	30	3,975
Other income	450	-
Total Revenues	1,912,533	1,828,688
Expenses:		
Advertising	7,516	6,118
Auto	1,305	1,370
Bank service charges	273	481
Charitable contributions	7,123	4,325
Commissions	964,200	1,056,848
Computer services	12,531	9,985
Contract labor	1,428	-
Depreciation	13,803	12,505
Employee benefits	20,169	14,614
Dues and subscriptions	4,998	2,784
Insurance	9,918	6,783
Licenses and permits	14,040	10,441
Maintenance and repairs	16,521	16,284
Lease expense - building	49,400	47,080
Miscellaneous	1,365	1,880
Office expenses	6,615	5,676
Payroll and related taxes	657,798	484,060
Pension contributions	52,886	23,968
Postage and delivery	6,734	5,640
Printing and reproduction	2,479	4,849
Professional development	9,474	14,023
Professional fees	6,372	5,495
Seminars	16,552	33,337
Staff expenses	3,319	5,524
Property taxes	7,509	9,379
Telephone	6,252	4,114
Travel and entertainment	17,557	12,670
Automobile lease	1,710	-
Compliance	2,740	-
Utilities	5,006	4,631
Total Expenses	1,927,593	1,804,864
NET INCOME (LOSS)	(15,060)	23,824
RETAINED EARNINGS AT BEGINNING OF YEAR	259,095	235,271
RETAINED EARNINGS AT END OF YEAR	$ 244,035	$ 259,095

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (15,060)	$ 23,824
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	13,803	12,505
Changes in operating assets and liabilities:		
Commissions receivable	72,167	(12,534)
Prepaid expenses	2,454	1,058
Exchange memberships	-	-
Accounts payable	8,511	(6,260)
Commissions payable	(42,301)	20,633
Accrued liabilities	(25,857)	(1,755)
Net Cash Provided By Operating Activities	13,717	37,471
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property	(14,449)	(17,093)
Net Cash Used By Investing Activities	(14,449)	(17,093)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(732)	20,378
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,132	88,754
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 108,400	$ 109,132

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

There were no noncash investing and financing activities during 2002 and 2001.

See Notes to Financial Statements

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

Note 1 – Organization and Summary of Accounting Policies

Nature of Business - Secure Planning, Inc., (the Company), an S corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Company's main office is located in Portsmouth, New Hampshire, and it is licensed to do business in other states.

The accounting policies used by the Company conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2002 and 2001, cash equivalents consisted of deposits in money market accounts totaling $88,306 and $97,804, respectively. The money market accounts invest solely in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is stated at cost. The Company's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 40 years, for financial statement purposes.

Revenue Recognition - The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets are recorded as revenue in the period they are earned.

Income Taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2002 and 2001.

Advertising - Advertising costs are expensed as they are incurred. Expense for the years ended December 31, 2002 and 2001, was $7,516, and $6,118, respectively.

Note 2 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2002	2001
Leasehold improvements	$ 57,429	$ 57,429
Furniture and equipment	78,615	68,533
	136,044	125,962
Less: accumulated depreciation	66,977	57,541
Property and equipment, net	$ 69,067	$ 68,421

Depreciation expense for the years ended December 31, 2002 and 2001 was $13,803 and $12,505 respectively.

Note 3 – Operating Leases

During the year end December 31, 2002 the Company entered into a 39 month operating lease for an automobile. The following is a schedule of minimum future payments, including rent charges.

2003	$ 8,345
2004	8,345
2005	8,345
2006	695
Total	$25,730

Lease expense under the lease was $1,710 in 2002.

The Company entered into a lease for a commercial building owned by the Company's sole stockholder. The terms of the lease require monthly payments of $3,500 with annual increases of 5% effective October 1st of each year. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2003. Total future payments over the remaining term of the lease are as follows:

Year Ending December 31,	Future Minimum Rental Payments
2003	$ 38,250

Total rent expense paid under this lease in 2002 and 2001 was $49,400 and $47,080, respectively.

Note 4 – Capital Stock

The Company is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2002 and 2001. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the Company being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 5 – Pension Plan

The Company has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the Company contributes 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $11,000. The Company also has a profit sharing component under the Plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $52,886 in 2002 and $23,968 in 2001.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002 and 2001, the Company had net capital of $212,044 and $224,368, respectively, which was $162,044 in excess of required net capital for 2002 and $174,368 in excess of required net capital for 2001.

Note 7 – Concentrations

At December 31, 2002, 92% of commissions receivable were due from one company. At December 31, 2001, 90% of commissions receivable were due from one company. Additionally, approximately 69% of total revenues was earned from this company in 2002 and approximately 77% of total revenues was earned from this company in 2001.

At December 31, 2002, 96% of commissions payable were payable to one individual. At December 31, 2001, 91% of commissions payable were payable to one individual.

SECURE PLANNING, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

	2002	2001
Net Capital		
Total stockholder's equity qualified for net capital	$ 286,035	$ 301,095
Deductions and/or charges	(73,055)	(74,939)
Net capital before haircuts on securities positions	212,980	226,156
Haircuts on securities		
Mutual fund investments-U.S. Government securities	(936)	(1,788)
Net capital	$ 212,044	$ 224,368
Aggregate indebtedness		
Items included on statement of financial condition:		
Accounts payable and accrued expenses	$ 230,333	$ 289,980
Total aggregate indebtedness	$ 230,333	$ 289,980
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 162,044	$ 174,368
Ratio: Aggregate indebtedness to excess net capital	1.42	1.66
Ratio: Aggregate indebtedness to net capital	1.09	1.29

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2002 and 2001

The Company is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street, Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA/PFS, CVA
Alice W. Ferran, MBA, CPA/PFS
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 16, 2003

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of **SECURE PLANNING, INC.**, (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the **Company** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the **Company** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the **Company** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the **Company** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the **Company** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the **Company's** practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire